CUSIP No. 834156101


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    834156101
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 1, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          9,330,970 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            9,330,970 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         9,330,970 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

                                       2
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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          9,330,970 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            9,330,970 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         9,330,970 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

                                       3
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CUSIP No. 834156101



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          9,330,970 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            9,330,970 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         9,330,970 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.

                                       4
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CUSIP No. 834156101


Item 1.

         This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on January 28, 2008 (the "Initial Schedule 13D") and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.


Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons hereby disclose their ownership of the Issuer as follows:

              (i) 22,604,936 shares of Common Stock;

              (ii) Currently exercisable Warrant to purchase up to 507,247 shares of Common Stock at an exercise price of $0.69 per share;

              (iii) Currently exercisable Warrant to purchase up to 405,264 shares of Common Stock at an exercise price of $0.57 per share;

              (iv) Currently exercisable Warrant to purchase up to 1,105,264 shares of Common Stock at an exercise price of $0.57 per share (in accordance with Rule 13D, the Reporting Persons are deemed beneficial owners of the securities set forth in subsections (i) through (iv) hereof, accounting for 9,330,970 shares of Common Stock and 21.3% of the total outstanding shares of Common Stock as reported by the Issuer on its Form 10-Q filed with the SEC on 5/15/09);

              (v) Series A Note in the aggregate principal amount of $2,397,700 with a conversion price of $0.69 per share and maturity date of 3/7/2010;

              (vi) Series B Note in the aggregate principal amount of $6,538,154 with a conversion price of $0.57 per share and maturity date of 3/7/2010;

              (vii) Series A Warrants to purchase up to 4,347,826 shares of Common Stock at an exercise price of $1.21 per share;

              (viii) Series B Warrants to purchase up to 13,090,261 shares of Common Stock at an exercise price of $0.90 per share; and

              (ix) Series C Warrants to purchase up to 23,151,136 shares of Common Stock at an exercise price of $1.00 per share; (securities of the Reporting Persons set forth in subsections (v) through (ix) hereof, collectively, the "Limited Derivatives").

              As of the date of this Amendment No. 5, the Reporting Persons are prohibited from converting or exercising the Limited Derivatives to the extent that after giving effect to such conversion or exercise, the Reporting Persons would beneficially own in excess 9.99% (with respect to Series A and B Warrants and Series A and B Notes) and 19.99% (with respect to Series C Warrants) of the total shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. Consequently, in accordance with Rule 13D, the Reporting Persons do not beneficially own the shares of Common Stock underlying the Limited Derivatives.


                                       5
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CUSIP No. 834156101


              The warrants being reported in Item 5(a)(ii) through (iv) hereof were purchased by the Reporting Persons in a private transaction pursuant to that certain Securities Purchase Agreement dated 6/11/2008, a copy of which is attached hereto as Exhibit B and incorporated herein by this reference.

              Additionally, on December 3, 2009, the Issuer issued to the Reporting Persons a Series C Warrant to purchase up to 1,000,000 shares of Common Stock at an exercise price of $1.00 per share, a form of which is attached as an Exhibit to 10.30 to the Form 8-K filed by the Issuer with the SEC on January 16, 2008. This Series C Warrant, being part of the Series C Warrants being reported in Item 5(a)(ix), was issued to the Reporting Persons by the Issuer in connection with that certain Securities Purchase Agreement dated as of January 11, 2008.

         (b) The Reporting Persons have shared voting and dispositive power with respect to the securities of the Issuer described in Item 5(a) above. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) There has been no change in the beneficial ownership of the Reporting Persons during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Securities Purchase Agreement dated 6/11/2008


Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 5 to
                     Schedule 13D.

         Exhibit B:  Securities Purchase Agreement dated 6/11/2008


                                       6
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CUSIP No. 834156101


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: December 4, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  as Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust




                                       7
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CUSIP No. 834156101


                                    EXHIBIT A

      AGREEMENT REGARDING JOINT FILING OF AMENDMETNT NO. 5 TO SCHEDULE 13D
      --------------------------------------------------------------------



         The undersigned agree that the Amendment No. 5 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.


Dated: December 4, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  as Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                   EXHIBIT B

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------

         This Securities Purchase Agreement (the "AGREEMENT"), dated as of June 11, 2008 is by and between Knight/Trimark, Inc. (the "SELLER") and Quercus Trust (the "PURCHASER").

                                   W I T N E S S E T H:
                                   - - - - - - - - - -

         WHEREAS, the Seller holds warrant certificates (the "SECURITIES") exercisable for an aggregate of 2,017,775 shares of common stock of Solar Enertech Corp., a Nevada corporation, with principal executive offices located at 1600 Adams Drive, Menlo Park, CA 94025 (the "COMPANY");

         WHEREAS, the warrants are represented by Warrant No. PA-001 with an issue date (the "ISSUE DATE") of March 7, 2007 exercisable for an aggregate of 507,247 shares of common stock at an exercise price of $0.69 per share, Warrant No. PA-002 with an Issue Date of March 7, 2007 exercisable for an aggregate of 405,264 shares of common stock at an exercise price of $0.57 per share and Warrant No. PA-003 with an Issue Date of March 20, 2007 exercisable for an aggregate of 1,105,264 shares of common stock at an exercise price of $0.57 per share (the "ORIGINAL WARRANTS");

         WHEREAS, the Seller desires to convey to the Purchaser all of the Securities;

         WHEREAS, the parties hereto desire that the Seller sell, transfer, convey and assign to the Purchaser, and that the Purchaser purchases and acquires from the Seller, the Securities and any and all rights and benefits incident to the ownership thereof (including, without limitation, all registration rights pursuant to the Registration Rights Agreement (as defined herein) pertaining to the Securities and the shares of the Common Stock underlying such Securities); and

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I
                       PURCHASE AND SALE OF THE SECURITIES

         Section 1.1 PURCHASE AND SALE OF THE SECURITIES. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, the Seller hereby sells, assigns, transfers and conveys to the Purchaser the Securities and the Purchaser hereby purchases the Securities from the Seller for an aggregate cash purchase price of $464,088.25 (the "PURCHASE PRICE"). Upon the execution of this Agreement, the Purchaser shall pay such Purchase Price by one or more wire transfers of immediately available funds to Richardson & Patel LLP Client Trust Account, for the benefit of the Seller pursuant to the following wiring instructions:

RICHARDSON & PATEL LLP, CLIENT TRUST ACCT.
------------------------------------------

BANK NAME:                  COMERICA BANK OF CALIFORNIA
                            WESTWOOD OFFICE
                            10900 WILSHIRE BLVD.

                            LOS ANGELES, CALIF. 90024
PHONE NUMBER:               800-888-3595
ABA NUMBER:                 121137522
ACCT. NUMBER:               1891937581
SWIFT CODE:                 MNBDU533
BENEFICIARY:                RICHARDSON & PATEL LLP, CLIENT TRUST ACCT.

RE: CLIENT NAME: KNIGHT CAPITAL/SOEN


         Section 1.2 TIME AND PLACE OF CLOSING. The closing (the "CLOSING") shall take place at the offices of Richardson & Patel LLP ("ESCROW AGENT"), 10900 Wilshire Blvd., Los Angeles, CA 90024, as soon as possible following the date hereof.

         Section 1.3 CLOSING DELIVERIES. At the Closing, subject to the terms and conditions hereof, Seller shall use its reasonable best efforts to deliver or cause to be delivered to Escrow Agent certificates (the "NEW CERTIFICATES") representing the Securities being sold hereunder registered in the name of the Purchaser. Within two business days of receipt of the New Certificates, Escrow Agent shall deliver the New Certificates to the Purchaser at the address set forth herein, and shall concurrently wire the Purchase Price to the Seller pursuant to the instructions set forth on Appendix A on the date the New Certificates are delivered to Purchaser.

         Section 1.4 TERMINATION. This Agreement and the transactions contemplated hereunder may be terminated by any Seller or the Purchaser, by written notice to the other party, if the Closing of the purchase and sale of the Securities has not been consummated on or before June 13, 2008; provided, however, that no such termination will affect the right of any party to sue for any breach by the other party.

         Section 1.5 OTHER COVENANTS. Each of the Purchaser and the Seller agree to take promptly such steps, and execute and deliver such instruments, corporate resolutions and other documents as may be reasonably requested by the Company, to cause the Company to issue the New Certificates in the name of the Purchaser, including, the execution by the Purchaser of a customary representation letter, and delivery of a legal opinion to the Company, if required to effect the transfer hereunder. Upon execution of this Agreement and confirmation that the Purchase Price has been received by Escrow Agent, the Seller agrees to deliver the Original Warrants (and executed warrant assignments) to the Company or the Company's counsel via overnight courier. The Purchaser and the Seller each represent and warrant that they have reviewed the Original Warrants and the Securities Purchase Agreement among the Company and the purchasers named therein (the "SECURITIES PURCHASE AGREEMENT") and the Registration Rights Agreement by and among the Company and the purchasers named therein (the "REGISTRATION RIGHTS AGREEMENT") and together with the Securities Purchase Agreement and the Original Warrants (the "TRANSACTION DOCUMENTS"). The Purchaser and the Seller each acknowledge that the sale and purchase made hereunder is expressly subject to the terms and conditions of the Transaction Documents. In addition, the Purchaser and the Seller hereby expressly agree to be bound by the terms and conditions thereof.

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES REGARDING THE SELLER

         Seller hereby represents and warrants to the Purchaser as follows:

         Section 2.1 AUTHORIZATION. The Securities represented by Seller's Original Warrants were originally acquired by Seller from the Company, and fully paid for with respect to PA-001 and PA-002 on March 7, 2007 and with respect to PA-003 on March 20, 2007. Seller acquired the Securities for its own account and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Securities or any part thereof in violation of the 1933 Act (as defined below). Seller did not offer or sell the Securities by any form of general solicitation or general advertising. Seller is not and has never been an "affiliate" of the Company, as defined in Rule 405 and Rule 144 under the Securities Act of 1933, as amended (the "1933 ACT"). It has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 2.2 NO CONSENTS/ADVICE. No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof (each, a "PERSON") is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by it. Seller has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its sale of the Securities.

         Section 2.3 OWNERSHIP OF THE SECURITIES. Seller owns its respective Securities beneficially and of record, free and clear of any liens, claims or encumbrances (collectively, "ENCUMBRANCES"). It has NOT entered into any agreement, arrangement or other understanding (i) granting any option, warrant or right of first refusal with respect to the Securities to any Person, (ii) restricting its right to sell the Securities to the Purchaser, or (iii) restricting any other of its rights with respect to the Securities. It has the absolute and unrestricted right, power and capacity to sell, assign and transfer the Securities to the Purchaser free and clear of any Encumbrances. Upon payment in full of the Purchase Price, the Purchaser will acquire good, valid and marketable title to the Securities, free and clear of any Encumbrances created by the Seller.

         Section 2.4 BROKERS. No Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated hereby, other than Ardour Capital, which fee shall be the sole responsibility of the Purchaser.

         Section 2.5 NO LITIGATION. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Seller, threatened against the Seller which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

         Section 2.6 BANKRUPTCY. Seller is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Bankruptcy Code Section 368(a)(3)(A) (or related provisions)) or involved in any insolvency proceeding or reorganization.

         Section 2.7 NON-PUBLIC INFORMATION. Seller is not selling the Securities "on the basis of (as defined in Rule 1Ob5-1 of the Securities Exchange Act of 1934, as amended) any material, non-public information about the Securities or the Company.

         Section 2.8 ACKNOWLEDGMENT REGARDING NON-DISCLOSURE AGREEMENT. The Seller acknowledges that the Purchaser is a party to a non-disclosure agreement with the Company, and may be in possession of information regarding the Company that has not been disclosed to the Seller (such information, the "CONFIDENTIAL INFORMATION") and that such information is readily available to the Seller. The Seller acknowledges that Seller does not want the Purchaser or the Company to disclose the Confidential Information to them. Notwithstanding this, the Seller desires to consummate the transactions contemplated hereby in accordance with the terms hereof.

                                   ARTICLE III
             REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER

         The Purchaser hereby represents and warrants to the Seller as follows:

         Section 3.1 AUTHORIZATION. It has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding agreement, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 3.2 BROKERS. No person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from it in connection with this Agreement or any of the transactions contemplated hereby, other than Ardour Capital, which fee shall be paid by the Purchaser. The Seller shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of Ardour Capital that may be due in connection with the transactions contemplated hereby.

         Section 3.3 FINANCIAL RESOURCES. It has presently available to it sufficient cash resources to enable it to pay the Purchase Price.

         Section 3.4 ACCREDITED INVESTOR. At the time the Purchaser was offered the Securities, it was, at the date hereof it is, and on the Closing it will be, a "Qualified Institutional Buyer" as that term is defined in Rule 144A under the 1933 Act.

         Section 3.5 INVESTMENT INTENT. The Purchaser is acquiring the Securities for its own account, and not with a view to, or for sale in connection with, any distribution, resale or public offering of such Securities or any part thereof in violation of the 1933 Act.

         Section 3.6 INVESTMENT EXPERIENCE; ACCESS TO INFORMATION. The Purchaser
(a) either alone or together with its representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of this investment and make an informed decision to so invest, and has so evaluated the risks and merits of such investment, (b) has the ability to bear the economic risks of this investment and can afford a complete loss of such investment, (c) understands the terms of and risks associated with the acquisition of the Securities, including, without limitation, a lack of liquidity, price transparency or pricing availability and risks associated with the industry in which the Company operates, (d) has had the opportunity to review such disclosure regarding the Company, its business, its financial condition and its prospects as the Purchaser has determined to be necessary in connection with the purchase of the Securities, including, without limitation, the Company's Annual Report on Form 10-K (or substantially equivalent form) for its most recently completed fiscal year, the Company's Quarterly Reports on Form 10-Q (or substantially equivalent form) for the fiscal quarters since the end of such completed fiscal year, and the Company's Current Reports on Form 8-K (or substantially equivalent form) since the end of such completed fiscal year, each as amended, and (e) has had an opportunity to ask such questions and make such inquiries concerning the Company, its business, its financial condition and its prospects as the Purchaser has deemed appropriate in connection with such purchase and to receive satisfactory answers to such questions and inquiries.

         Section 3.7 RESTRICTIONS ON TRANSFER. The Purchaser understands that
(a) the Securities (including the shares of Common Stock underlying such Securities) have not been registered under the Securities Act or the securities laws of any state, (b) the shares of Common Stock underlying the Warrants will be "restricted securities" as said term is defined in Rule 144 of the Rules and Regulations promulgated under the Securities Act ("RULE 144"), (c) the Common Stock underlying the Warrants may not be sold, pledged or otherwise transferred unless a registration statement for such transaction is effective under the Securities Act and any applicable state securities laws, or unless an exemption from such registration provisions is available with respect to such transaction, and if required by the Company in accordance with the agreements described in
Section 1.5, accompanied by an opinion of legal counsel that the Purchaser is justified in relying upon such exemption from registration, and (d) the New Certificates will bear a legend substantially the same as the legend on the certificates evidencing the original Securities, copies of which the Purchaser has reviewed.

         Section 3.8 GENERAL SOLICITATION. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

         Section 3.9 NO CONFLICTS; ADVICE. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, does or will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Purchaser is subject or any provision of its organizational documents or other similar governing instruments, or, conflict with, violate or constitute a default under any agreement, credit facility, debt or other instrument or understanding to which the Purchaser is a party. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities. Except for the information included in this Agreement that has been provided by Seller, Purchaser has solely relied on its own due diligence review and investigation of the Company and has not relied on any information from Seller in making its investment decision to purchase the Securities.

         Section 3.10 NO LITIGATION. There is no action, suit, proceeding, judgment, claim or investigation pending, or to the knowledge of the Purchaser, threatened against the Purchaser which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

         Section 3.11 CONSENTS. No authorization, consent, approval or other order of, or declaration to or filing with, any governmental agency or body or other Person is required for the valid authorization, execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby.

                                   ARTICLE IV
                         SURVIVAL, AMENDMENT AND WAIVER

         Section 4.1 SURVIVAL. The representations and warranties contained in this Agreement or any certificate delivered in connection herewith shall survive the sale of the Securities as contemplated hereby.

         Section 4.2 AMENDMENTS. This Agreement (including the provisions of this Section 4.2) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties affected by such amendment or modification.

         Section 4.3 EXTENSION; WAIVER. The parties hereto may (i) extend the time for performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of the other parties hereto or satisfaction of any of the conditions to such party's obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                    ARTICLE V
                                  MISCELLANEOUS

         Section 5.1 NOTICES. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

         If to the Purchaser:  Quercus Trust
                               c/o Greenberg Glusker
                               1900 Avenue of the Stars
                               21st Floor
                               Los Angeles, CA 90067
                               Attn: Joseph P. Bartlett

         If to the Seller:     Knight/Trimark, Inc.
                               545 Washington Blvd.
                               Jersey City, NJ 07310
                               Attn: Andrew M. Greenstein

Any party hereto, by notice given to the other parties hereto in accordance with this Section 5.1 may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party.

         Section 5.2 EMENSES. Each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

         Section 5.3 GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

         Section 5.4 ASSIGNMENT; SUCCESSORS AND ASSIGNS; NO THIRD PARTY RIGHTS. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

         Section 5.5 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

         Section 5.6 TITLES AND HEADINGS. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 5.7 ENTIRE AGREEMENT This Agreement constitutes the entire agreement among the parties with respect to the matters covered hereby and thereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

         Section 5.8 SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

         Section 5.9 INTERPRETATION. Unless otherwise indicated to the contrary herein by the context or use thereof (i) the words, "herein," "hereto," "hereof' and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and
(iii) words importing the singular shall also include the plural, and vice versa.

         Section 5.10 NO STRICT CONSTRUCTION. Each of the parties hereto acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

         Section 5.11 ESCROW AGENT. Escrow Agent may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. Escrow Agent shall not be personally liable for any act it may do or omit to do hereunder while acting in good faith, and any act done or omitted by it pursuant to the advice of its attorneys-at-law shall be conclusive evidence of such good faith. Seller and the Purchaser agree jointly and severally to indemnify and hold harmless Escrow Agent and its partners, employees, agents and representatives from any and all claims, liabilities, costs or expenses in any way arising from or relating to the duties hereunder or the transactions contemplated hereby other than any such claim, liability, cost or expense to the extent the same shall have been determined by final, unappealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Escrow Agent. ESCROW AGENT HAS ACTED AS LEGAL COUNSEL FOR THE SELLER HEREUNDER, AND MAY CONTINUE TO ACT AS LEGAL COUNSEL TO THE SELLER. THE SELLER AND PURCHASER CONSENT TO ESCROW AGENT ACTING IN SUCH CAPACITY AS LEGAL COUNSEL FOR THE SELLER AND WAIVE ANY CLAIM THAT SUCH REPRESENTATION REPRESENTS A CONFLICT OF INTEREST ON THE PART OF ESCROW AGENT. THE PURCHASER UNDERSTANDS THAT THE SELLER AND ESCROW AGENT ARE RELYING EXPLICITLY ON THE FOREGOING PROVISION IN ENTERING INTO THIS AGREEMENT.



                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, THE PARTIES HERETO HAVE DULY EXECUTED THIS AGREEMENT AS OF THE DATE FIRST ABOVE-WRITTEN.

                               KNIGHT/TRIMARK,INC. (SELLER)

                               By:    /s/ Andrew M. Greenstein
                                      -------------------------------
                               Name:  Andrew M. Greenstein
                                      -------------------------------
                               Title: Managing Director and Secretary
                                      -------------------------------


                               QUERCUS TRUST (BUYER)

                               BY:    /s/ David Gelbaum
                                      -------------------------------
                               Name:  David Gelbaum
                               Title: Trustee

                                   APPENDIX A
                          SELLER'S WIRING INSTRUCTIONS



         The sum of $464,088.25, representing the net purchase price, to the account of Knight/Trimark, Inc. specified immediately below.

 Bank:             Bank of New York
 Address:          One Wall Street - New York, NY
 ABA #:            021000018
 For credit to Knight Capital Markets, LLC.
 A/C #:            630-0765279